Exhibit 99.1

Sapiens Increases Presence and Investment in the Nordic Region

Company expands regional footprint, establishing a new Nordic head office in Copenhagen and recruiting an experienced regional director

Holon, Israel – December 13, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has significantly increased its investment in the Nordic market by establishing a new head office in Copenhagen, Denmark.

Sapiens has intensified its efforts in the region as of late and recently announced a multi-million Euro agreement with LB Group, a member-owned insurance company based in Denmark. The establishment of the new office supports Sapiens’ goal of growing its business in the Nordic region by expanding its relationship with existing regional clients and attracting new ones.

Sapiens’ first Nordic user group meeting was recently hosted at the Copenhagen office with participants from Denmark, Norway and Sweden.

“Sapiens is focused on penetrating territories with potential for expansion,” said Roni Al-Dor, president and CEO of Sapiens. “The Nordic region – a leading area for insurance, digitization and technology innovation – is a market where we have already experienced success, but there is significant opportunity for growth.”

As part of its efforts to better service its Nordic customers and expand its footprint, Sapiens has appointed Helle Hølmer as Sapiens’ new Nordic regional director. For the past 15+ years, Hølmer has worked as an IT and management consultant focusing on the insurance sector and core system transformations. Prior to joining Sapiens, she was a partner at Deloitte Consulting Financial Services.

Hølmer possesses extensive experience in both sales and delivery at IT and software companies, such as IBM, and has worked for more than three decades with clients in the Nordic financial sector.

“I know first-hand that many Nordic insurers are limited by their legacy systems and are considering how to best prepare for the future – Sapiens is well-positioned to help them do so,” said Hølmer. “I look forward to combining my market expertise and long-standing relationships in the Nordic region with Sapiens’ leading offerings and services, to help insurers succeed in a complex and quickly evolving market.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com